Exhibit 99.90

CONSENT OF RAYMOND ASHLEY

The undersigned hereby consents to the use of their name and the scientific and technical information with respect to:

i.	the Amended Management Information Circular dated June 28, 2024;
ii.	the News Release dated July 22, 2024;
iii.	the News Release dated July 30, 2024;
iv.	the News Release dated August 13, 2024;
v.	the News Release dated September 10, 2024;
vi.	the Management’s Discussion & Analysis for the year ended June 30, 2024;
vii.	the News Release dated October 29, 2024;
viii.	the Management’s Discussion & Analysis for the first quarter ended September 30, 2024;
ix.	the News Release dated December 3, 2024;
x.	the News Release dated February 3, 2025;
xi.	the News Release dated February 11, 2025;
xii.	the News Release dated February 12, 2025;
xiii.	the Management’s Discussion & Analysis for the second quarter ended December 31, 2024;
xiv.	the News Release dated March 18, 2025;
xv.	the News Release dated April 15, 2025;
xvi.	the Management’s Discussion & Analysis for the nine-month period ended March 31, 2025;
xvii.	the News Release dated June 24, 2025;
xviii.	the News Release dated July 7, 2025;
xix.	the News Release dated July 16, 2025;
xx.	the News Release dated July 21, 2025;
xxi.	the News Release dated August 5, 2025;
xxii.	the News Release dated September 2, 2025;
xxiii.	the News Release dated October 8, 2025;
xxiv.	the Management’s Discussion & Analysis for the year ended June 30, 2025;and
xxv.	the Management’s Discussion & Analysis for the three-month period ended September 30, 2025;

which are included in this registration statement on Form 40-F being filed by F3 Uranium Corp. with the United States Securities and Exchange Commission.

/s/ Raymond Ashley
Raymond Ashley, P. Geo
Date: December 12, 2025